GATX Corporation 222 West Adams Street Chicago, Illinois 60606	Robert C. Lyons Executive Vice President and Chief Financial Officer Tel: 312.621.6633 Fax: 312.621.6644 robert.lyons@gatx.com

May 10, 2018

Securities and Exchange Commission
Division of Corporation Finance
Office of Transportation and Leisure
100 F Street, N.E.
Washington, D.C. 20549

Attention:    Mr. Jim Dunn
Ms. Clair Erlanger

Re:	GATX Corporation
Form 10-K for the Fiscal Year Ended December 31, 2017
Filed February 21, 2018
File No. 001-02328

Dear Sir or Madam:

On behalf of GATX Corporation (“GATX” or the “Company”), I am submitting our responses to the comment letter dated April 30, 2018 addressed to me. The comments in your letter are duplicated below and are followed immediately by the Company’s responses.

Form 10-K for the Fiscal Year Ended December 31, 2017
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Rail North America - Segment Summary, page 29

1.	Please revise your future filings to explain the term “renewal success rate” and discuss the significance of this metric to your business.

The term “renewal success rate” represents the percentage of railcars subject to expiring leases that were renewed with the same lessee during the applicable reporting period as opposed being returned by the lessee to GATX at lease-end. Railcars that are not renewed by our customers at lease-end may incur incremental transitional costs and expenses, such as storage, maintenance, repair, and related service costs, prior to being leased to new customers. These implications were discussed on page 14 of the Annual Report under Item 1A - Risk Factors - “A significant decrease in renewals by our customers or a significant increase in the number of tank cars requiring compliance-based maintenance could negatively impact operations and substantially increase our costs.” In addition, our Forward-Looking Statements on page 2 of the Annual Report specifically cited “higher costs associated with increased railcar assignments following non-renewal of leases, customer defaults, and compliance maintenance programs or other maintenance initiatives” as a factor to be considered in addition to the Risk Factors reported elsewhere in our Annual Report. A “railcar assignment” in this context refers to a railcar that is leased to a different

Securities and Exchange Commission
May 10, 2018

lessee upon the expiration of an existing lease. Accordingly, we respectfully submit that we believe we have already addressed the significance of this metric in our Annual Report. However, in future filings, we will affirmatively explain the term “renewal success rate” and also separately discuss the significance of this metric in our Risk Factors and other disclosures, as appropriate.

Investment Volume, page 34

2.
We note that your investment volume has decreased in dollar amount from 2016 to 2017. Over the same period of time, your acquisition of assets (i.e. railcars) has increased. Please revise to discuss, here and in your other segments, the relationship between investment volume and acquired assets (i.e. railcars). Specifically, you should discuss why an increase or decrease in acquisitions may have an opposite effect on the dollar amount of investment volume.

Our reported investment volume amount at Rail North America is predominantly comprised of acquired railcars, but also includes certain capitalized repairs and improvements to railcars already in the fleet and to our maintenance facilities. As a result, the dollar value of investment volume does not necessarily correspond solely to the number of railcars acquired in any given period. In addition, the comparability of amounts invested and the number of railcars acquired in each period is impacted by the mix of railcars purchased, which may include tank cars and freight cars, and also by whether such railcars are newly manufactured or purchased in the secondary market. In addition, for Rail International, comparability may be influenced by fluctuations in the exchange rates of the foreign currencies in which Rail International conducts business. In 2016, our railcar acquisitions at Rail North America were more heavily weighted in tank cars, which have a higher cost per unit than freight cars. Also, investment costs for improvements to owned railcars and maintenance facilities were higher in 2016 compared to 2017. This explains the decrease in investment volume in 2017 even though more railcars were acquired compared to the prior year. We will provide a more detailed explanation in future filings for each segment to clarify the composition of our investment volume and relevant comparisons, as applicable.

Item 7A - Quantitative and Qualitative Disclosures About Market Risk, page 62

3.
Please revise your future filings to disclose a description of model, assumptions and parameters used to define potential gains (losses) for each of your market risks. Refer to paragraph 3(F) of the Instructions to 305(a)(1)(ii) of Regulation S-K.

In Item 7A - Quantitative and Qualitative Disclosures About Market Risk of the Annual Report, we noted that, in the ordinary course of business, our financial results are exposed to fluctuations to interest rates and foreign currency exchange rates. In accordance with applicable guidance, we presented a sensitivity analysis showing the potential impact to net income of changes in interest rates and foreign currency exchange rates. For each of the years ended December 31, 2017 and 2016, our analysis utilized a hypothetical 100 basis-point increase to the average interest rate on our variable rate debt instruments to illustrate the potential impact to net income of changes in interest rates. Similarly, for the same periods, our analysis used a uniform and hypothetical 10% strengthening of the U.S. dollar versus the average exchange rates of applicable currencies to depict the potential impact to net income of changes in foreign exchange rates. Based on this approach, our analysis did not rely on any definitive modeling techniques, including those referenced in paragraph 3(F) of the Instructions to 305(a)(1)(ii) of Regulation S-K. Accordingly, we respectfully submit that we do not believe this information is applicable under these scenarios. In future filings, we will provide additional clarity with respect to the underlying assumptions we utilize in our sensitivity analyses or other information we may provide to demonstrate the potential

Securities and Exchange Commission
May 10, 2018

impact to net income from changes in interest rates and foreign currency exchange rates, in accordance with applicable reporting and disclosure requirements.

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If you have any questions or comments regarding the Company’s responses, or if you require any additional information, please call me at (312) 621-6633.

Sincerely,

/s/ Robert C. Lyons
Robert C. Lyons
Executive Vice President and
Chief Financial Officer